UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

16 August 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Bumble Bee Foods, LLC

File No. 333-166998 -- CF# 25273

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Bumble Bee Foods, LLC submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-4 filed on May 21, 2010.

Based on representations by Bumble Bee Foods, LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.45	through December 31, 2011
Exhibit 10.46	through May 7, 2013
Exhibit 10.47	through May 7, 2013
Exhibit 10.48	through January 1, 2017
Exhibit 10.49	through January 1, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel